SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Charter Communications, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16117M305
(CUSIP Number)

Arthur R. Block, Esq. Executive Vice President, General Counsel and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to: David L. Caplan, Esq. William J. Chudd, Esq. Bruce K. Dallas, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

April 24, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16117M305

(1)	Names of reporting persons Comcast Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person CO

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on May 5, 2014 (the “Original Schedule 13D”) and amended by Amendment No. 1 thereto filed on October 10, 2014 (“Amendment No. 1”) by Comcast Corporation (“Comcast”) relating to the issued and outstanding shares of Class A Common Stock, par value $0.001 per share (the “Issuer Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer”). Beginning on the date this Amendment No. 2 is filed, all references in the Original Schedule 13D and Amendment No. 1 to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2. Only those items reported in this Amendment No. 2 are amended and all other items in the Original Schedule 13D and Amendment No. 1 are unchanged.

Item 2. Identity and Background.

Appendix A, which is first referred to in Item 2 of the Original Schedule 13D, is hereby amended and restated by deleting the present principal occupations of Arthur R. Block, Esq. and Lawrence J. Salva and replacing them with the following text, respectively: “Executive Vice President, General Counsel and Secretary” and “Executive Vice President, Chief Accounting Officer and Controller”.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated by replacing the last paragraph thereof with the following text:

“On April 24, 2015, Comcast delivered a notice of termination of the Transactions Agreement to the Issuer (the “Termination Notice”). Pursuant to the terms of the Voting Agreement, the Voting Agreement automatically terminated upon the delivery of the Termination Notice. By reason of the termination of the Transactions Agreement and the resulting termination of the Voting Agreement, Comcast no longer may be deemed to have beneficial ownership of the Subject Shares.

The descriptions of the Transactions Agreement, the Voting Agreement, the Assignment and Assumption Agreement and the Termination Notice contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4 respectively and are incorporated herein by reference.”

Item 5. Interests in Securities of the Issuer.

Item 5(a) is hereby amended and restated by adding the following text at the end of the paragraph:

“The disclosure in Item 5(e) below is incorporated herein by reference to this Item 5(a).”

Item 5(b) is hereby amended and restated by adding the following text at the end of the paragraph:

“The disclosure in Item 5(e) below is incorporated herein by reference to this Item 5(b).”

Item 5(e) is hereby amended and restated by replacing the current paragraph with the following text:

“(e) On April 24, 2015, by reason of the termination of the Transactions Agreement and the resulting termination of the Voting Agreement, Comcast ceased to be deemed the beneficial owner of any Issuer Common Stock.”

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.4
Notice of Termination of the Transactions Agreement, dated as of April 24, 2015 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 24, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2015

Comcast Corporation

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Executive Vice President, General Counsel and Secretary

EXHIBITS INDEX

Exhibit No.	Description
99.1*
Comcast/Charter Transactions Agreement dated as of April 25, 2014 between Comcast Corporation and Charter Communications, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

99.2*
Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

99.3*	Assignment and Assumption Agreement dated as of October 2, 2014 among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation.
99.4
Notice of Termination of the Transactions Agreement, dated as of April 24, 2015 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 24, 2015).

*Previously filed.